UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2014

Commission File Number 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Translation of registrant’s name into English)

95 Wellington Street West

Suite 800

Toronto, Ontario

Canada M5J 2N7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☐  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.  Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Under an employee share purchase plan (entitled Odyssey Re Holdings Corp. (Non-Qualified) 2010 Employee Share Purchase Plan) (the “Plan”), employees of subsidiaries of Odyssey Re Holdings Corp. (“OdysseyRe”), an indirect wholly-owned subsidiary of Fairfax Financial Holdings Limited (“Fairfax”), may elect to make after-tax payroll deductions of up to 10% of before-tax earnings that are applied towards the purchase of Fairfax Subordinate Voting Shares, which are registered under the Securities Act of 1933, as amended.  The contributions are matched by contributions from OdysseyRe equal to 30% of the participant’s contribution, plus an additional 20% of the participant’s contribution for any Plan year in which Odyssey achieves a specified performance metric in the Plan year.

On July 2, 2014, the Plan was amended and restated to change the performance metric for the additional company contribution.  Previously, the metric was a 15% or greater increase in OdysseyRe’s shareholders’ equity in the Plan year.  Under the Amended and Restated Plan, OdysseyRe shall make the additional 20% contribution if OdysseyRe’s total calendar year net combined ratio for a Plan year is better (lower) than (a) the prior 10-year simple average result (which shall not include the results of OdysseyRe’s former subsidiary, Clearwater Insurance Company), or (b) 100%, whichever is less.

A copy of the Odyssey Re Holdings Corp. (Non-Qualified) 2010 Employee Share Purchase Plan (as amended and restated July 2, 2014) is attached.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Dated: July 4, 2014	By:	/s/ Eric. P. Salsberg
Eric P. Salsberg
Vice President, Corporate Affairs

Exhibit Index

Exhibit	Description
Ex-99.1	Odyssey Re Holdings Corp. (Non-Qualified) 2010 Employee Share Purchase Plan (as amended and restated July 2, 2014)